February 28, 2011

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Saker Aviation Services, Inc.
Form 10-K for the year ended December 31, 2009
Filed April 15, 2010
File No. 000-52593

Dear Ms. Erlanger,

This letter is in response to your comments dated February 4, 2011 on our filing as referenced above.

Form 10-K for the year ended December 31, 2009

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 13

1.
We note from your response to our prior comment one that you accounted for the revised agreement by recording the appropriate portion of the $20,000 reduction in Notes Payable – Current Portion with the remainder in Notes Payable – Long-Term Liability section of the balance sheet.  However, we do not believe that this response appropriately responds to our prior comment.  Please tell us how you accounted for this debt modification within your financial statements, including where you recorded the other side of the entry when you reduced the debt by $20,000 and tell us whether any gain was recognized.  Also, please include in your response the nature and amount of any fees associated with the modification and how you accounted for those fees.  See guidance in ASC 470-50-40.

101 Hangar Road • Wilkes-Barre/Scranton International Airport • Avoca, PA 18641
Tel: 570.457.3400 • Fax 570.414.0517

Saker Aviation Services, Inc.
SEC Response

RESPONSE:  As we previously stated in our response to your prior comment one, the modification resulted in a difference of less than 10 percent of present value when comparing the revised agreement with the original and was thus in accordance with ASC 470-50-40.  We accounted for the revised agreement by recording the appropriate portion of the $20,000 reduction in Notes Payable – Current Portion in the Current Liability section of the balance sheet with the remainder recorded in Notes Payable in the Long-Term Liability section of the balance sheet.

As an extension of our reply, we did book a gain on the extinguishment of debt of $15,238, which was recorded in Other Income/(Expense).

There were no fees associated with this modification.

Audited Financial Statements

Balance Sheet, page 20

2.
We note from your response to our prior comment two that the Company executed a management agreement with a company who has a non-controlling interest in a subsidiary of the Company.  However, we do not believe that your response clearly describes the nature of this non-controlling interest.  Please tell us, and disclose in the notes to the financial statements the percentage and/or amount of non-controlling ownership interest that the related party has in your consolidated subsidiary and provide any significant terms of the non-controlling ownership interest arrangement, including additional interests to be purchased in the future.  Also, please tell us how the management fee to the non-controlling interest is accounted for within your financial statements (e.g. SG&A).  Additionally, please tell us why you believe it is appropriate to account for the management fees as a capital contribution rather than an arrangement in which a management fee is paid to a related party by the subsidiary.

RESPONSE:  As previously stated in our response to your prior comment two, we made modifications in subsequent filings to include the passage “… the Company executed a management agreement with a company who has a non-controlling interest in a subsidiary of the Company.  The owners of the non-controlling interest include the children of a member of the Company’s Board of Directors.  The agreement requires a management fee of 10% of gross receipts of the subsidiary and a “success fee” of 50% of pre-tax profits; as such term is defined in the management agreement.  As part of the fee arrangement, certain capital expenditures for the subsidiary are to be funded by the non-controlling interest.”

This represents the significant terms of the non-controlling ownership interest arrangement.  We will, however, expand that disclosure in future filings to include the fact that the non-controlling interest is one percent of the subsidiary of the Company and that there is no existing arrangement as to additional interests to be purchased in the future.

Saker Aviation Services, Inc.
SEC Response

The cost associated with the management fee in this arrangement is recorded in SG&A.  The management fee is not being accounted for as a capital contribution.  Capital contribution for the non-controlling interest is related to the amount contributed by the non-controlling interest for elements of the capital improvement program defined in the concession agreement between us and the City of New York.

Notes to the Financial Statements

Note 1.  Nature of Operations

3.
We note from your response to our prior comment six that you record revenue on the operations of the Downtown Manhattan Heliport on a gross basis and pay a concession fee to the City of New York based on gross receipts.  Please tell us, and disclose in future filings, where you present the concession fees on your statement of operations.

RESPONSE:  The concession fee paid to the City of New York is included as part of our cost of revenue. In future filings, we will include a statement in the notes to the financial statements that the concession fee paid to the City of New York is included as part of our cost of revenue.

Note 2.  Discontinued Operations – Related Party Transaction and Note Receivable, Page 24

4.
We note your response to our prior comment seven however we do not believe that your response adequately addresses our prior comment.  Please tell us how you considered the Airborne Loan Agreement, a $750,000 non-interest bearing loan made to Airborne by the company in connection with the sale of Airborne, in your evaluation of the disposal of Airborne as a discontinued operation.  Also, please explain why you believe it is appropriate to classify the disposal as a discontinued operation.  Refer to guidance in ASC 205-20-45.

RESPONSE:  As previously stated in our response to your prior comment seven, the disposal of Airborne was treated as a discontinued operation and cash flows of Airborne were eliminated because it met the conditions established in ASC 205-20-45-1 – “a. the operations and cash flows of the component have been eliminated from the ongoing operations … as a result of the disposal transaction, and b. we will not have … continuing involvement in the operations of the component after the disposal transaction.”

Further to staff’s comment here, among other factors we considered ASC 205-20-55-17b in our evaluation of the Airborne Loan Agreement in connection with the treatment of our disposal of Airborne as a discontinued operation.  In particular, 55-17b provides a number of factors to be considered in an assessment of whether the parties have an “… arrangement that in substance enables the ongoing entity to exert significant influence over the disposed component’s operating and financial policies.”

Saker Aviation Services, Inc.
SEC Response

Inasmuch as it provides for no such influence, we considered the Airborne Loan Agreement to have no bearing on our evaluation of the disposal of Airborne as a discontinued operation.

Note 5.  Sale of Subsidiary, page 27

5.
We note from your response to our prior comment 10 that the gain on the sale of NWJC of $183,401 was calculated as cash proceeds of $279,000 less $95,599 expenses for the transition of aviation rights.  Please tell us the amount of any assets or liabilities, related to NWJC immediately prior to the sale and explain to us why these assets and liabilities were not included in the calculation of the gain on sale of NWJC.  Additionally, it is still not clear why the gain on the sale of NWJC was not included in discontinued operations.  It would appear that even though the management of NWJC may have been previously transitioned to Airborne, the sale of Airborne was considered discontinued operations and the NWJC sale should be similarly accounted for.  Please advise or revise accordingly.

RESPONSE:  Prior to the sale, all assets and liabilities of NWJC had been transitioned to Airborne with the exception of the FAR (Federal Aviation Regulations) Part 135 Air Carrier Certificate (135 Certificate).

This was done for two reasons.  First, it recognized our intent at that time for the ongoing aviation business of NWJC to be transitioned to Airborne, leaving only the 135 Certificate in NWJC to be marketed for sale.

Second, the FAA must approve any new ownership of a 135 Certificate.  It is recognized in the industry that it is very difficult, if not impossible, to sell or acquire a 135 Certificate as a stand-alone asset or even in the context of the acquisition of substantially all the assets of an aviation concern.

Consequently, reducing NWJC to an entity having the 135 Certificate as its only asset, and structuring the transaction as a stock sale, maximized the value from the sell-side and minimized the process of transition from the buy-side.

Given the above, we considered NWJC to be a separate entity from Airborne and therefore not part and parcel of the divested discontinued operations.  We treated the sale of NWJC as similar to the sale of any other asset (although it was done as a sale of stock, as described above) and booked it accordingly.

Saker Aviation Services, Inc.
SEC Response

Note 13.  Stockholders’ Equity – Warrants, page 34

6.
We note from your response to our prior comment 13 that the warrant was issued as an inducement to consummate the refinancing and you considered the warrants to have no value and did not record any associated cost.  Please explain to us your basis for concluding the warrants did not have any value.  In light of your disclosure that the warrants were issued as an inducement, we would expect that there would be some value attributed to them.  Please advise or revise accordingly.

RESPONSE:  The exercise price of the warrants is $0.05 per share while the closing price of our stock on the date of the issuance of the warrants was $0.02 per share.  Upon exercise of the warrants, the company would yield $145,000 in cash. The Black-Scholes valuation (which we believed to be an acceptable method of valuation at that point in time) of the warrants was $58,000.  Consequently, the warrants had no value in the context of recording any cost as of the date of issuance and as of the date of the financial statements.

Moreover, the Black-Scholes valuation when spread over the life of the warrants would have had an immaterial effect on the equity of the company and/or the interest expense associated with the Note.  This also contributed to our belief that the warrants had no value in the context of recording a cost.

Item 9A(T).  Controls and Procedures, page 40

7.
We note from your response to our prior comment 14 that you believed your internal controls over financial reporting were effective, however you also disclosed certain significant deficiencies.  Please note that it is not appropriate to conclude that controls are effective except for significant deficiencies.  Furthermore, if you have a significant deficiency in internal controls over financial reporting and must conclude that those controls are ineffective, it would be unusual for your conclusion on disclosure controls and procedures to be effective.  Please review your conclusion on internal controls over financial reporting and your conclusion on disclosure controls and procedures for the period ending December 31, 2009 and tell us if you believe that the conclusion for both of these areas should be effective or ineffective.  If your conclusion is effective for both disclosure controls and procedures and internal controls over financial reporting, please explain to us in sufficient detail, how you were able to arrive at that conclusion in light of the significant deficiencies disclosed on page 40.  If your conclusion is that the controls over financial reporting and/or the disclosure controls and procedures are ineffective, please revise your filing to clearly disclose this conclusion.

Saker Aviation Services, Inc.
SEC Response

RESPONSE:  As previously stated in our response to your prior comment 14, we recently hired a controller whose background enables the organization to provide internal support for complex transactions, in addition to routine control over financial reporting.  Consequently, given our new controller and my continued involvement in the process in a supervisory capacity, we plan to eliminate in future filings the aforementioned reference to significant deficiencies and, barring an unforeseen element, to declare our controls and procedures as effective.

Further to your comment here, when our Senior Vice President and Chief Financial Officer resigned in December 2008, the management team concluded that the remaining accounting/management personnel lacked adequate expertise to address complex accounting transactions and the related disclosure requirements.

Based on discussions with the former and current accounting firms, management identified external, consulting resources to mitigate this weakness.  The significant deficiency was therefore identified and addressed and any potential problems mitigated.  This was our immediate, short-term solution pending the recruitment and hiring of personnel to address this weakness on a long-term basis, which, as described above, has been accomplished at this date.

Form 10-Q for the Quarter Ended September 30, 2010

Statement of Cash Flows

8.
We note from your response to our prior comment 16 that you refer us to your response to our prior comment 4.  However, the response to our prior comment 4 relates only to amounts recorded during 2009, and does not describe amounts recorded on the statement of cash flows during 2010.  As previously requested, please explain to us the nature of the $796,887 amount recorded as a cash flow from financing activities and described as an “increase in non-controlling interest in subsidiary.”  As part of your response, please tell us the purpose of the cash payment by the non-controlling interest.

RESPONSE:  Identical to the additional $212,961 recorded during 2009 (as indicated in our reply to your prior comment 4), the $796,887 for the quarter ended September 30, 2010 was also received in the form of accrued fees and therefore should have been recorded in the supplementary disclosure of cash flow instead of net cash provided by financing activities.

Future filings will be corrected accordingly.

Other

9.	As previously requested in our letter dated December 1, 2010, please provide a written statement from the company acknowledging that:

Saker Aviation Services, Inc.
SEC Response

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:  The company acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing; and
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any additional questions you may have as a result of our responses to your comments.

Please contact me with any questions upon your review.

Sincerely, /s/ Ronald J. Ricciardi Ronald J. Ricciardi President & CEO